VIA EDGAR

April 29, 2016

Ms. Valerie J. Lithotomos
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	ABS Long/Short Strategies Fund (formerly ABS Global Equity Long/Short RIC) (“Fund”)
File No. 811-23079/333-205984

Dear Ms. Lithotomos:

On behalf of the Fund, transmitted herewith for filing with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is an amendment to the Fund’s Registration Statement on Form N-2 which was filed with the Commission on July 31, 2015 (accession number 0001398344-15-004835) (the “Registration Statement”), which amendment constitutes Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act and Amendment No. 3 to the Registration Statement under the Investment Company Act (the “Amendment”).

The main purpose of the Amendment is to add two additional share classes to the Fund.  A Notice of Application was issued by the Commission on April 21, 2016 regarding the Fund’s application under section 6(c) of the Investment Company Act for an exemption from sections 18(c) and 18(i) of the Investment Company Act, under sections 6(c) and 23(c)(3) of the Investment Company Act for an exemption from rule 23c-3 under the Investment Company Act, and for an order pursuant to section 17(d) of the Investment Company Act and rule 17d-1 under the Investment Company Act.

The Registration Statement, as amended by Pre-Effective Amendment No. 2 (the “Prior Amendment”), was declared effective after your assistance on December 4, 2015.  Attached as correspondence with the filing are redlined copies of the Founders’ Shares prospectus, the Institutional Shares and A Shares prospectus and the combined statement of additional information.  The redlines show the differences between the Amendment and the Prior Amendment.

April 29, 2016

The Fund directors and adviser are eager to proceed with the offering of these additional share classes and given your very recent review of the Prior Amendment and the limited nature and substance of the changes, we would greatly appreciate your selective review of this Amendment.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7182.

Kind regards,

Edward C. Lawrence

cc:	Laurence K. Russian, ABS Long/Short Strategies Fund